UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Appointment of Chief Financial Officer

On July 15, 2026, Nuvini Group Limited (Nasdaq: NVNI) (the “Company”) announced the appointment of Rodrigo Natale as Chief Financial Officer, effective as of July 15, 2026.

Mr. Natale brings nearly three decades of corporate finance and financial leadership experience across multinational and Brazilian companies. Since 2020, he has served as Chief Financial Officer (with responsibility for investor relations) and as a board member of Experience Club and Experience House, a São Paulo-based executive business platform, and since 2017 as Executive Finance Director and board member of Grupo Fortymil | Plastimil. Previously, he was Finance Director and Chief Financial Officer for South America at Gerresheimer, a global manufacturer of specialty packaging for the pharmaceutical and healthcare industry; Chief Financial Officer of FNAC Brazil, reporting to the Brazil CEO and to the corporate CFO and investor relations function of FNAC S.A. in France; and Chief Financial Officer of São Paulo retail and wholesale groups Roldão Atacadista and Grupo MGB. His experience spans controllership, financial planning and analysis, accounting under IFRS. Mr. Natale holds a degree in business administration from Fundação Armando Alvares Penteado (FAAP) and completed a post-graduate program at FIA/USP in São Paulo.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 15, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: July 15, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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